UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67030 / May 21, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14843

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In the Matter of

AP HENDERSON GROUP,	:	ORDER MAKING FINDINGS
BPO MANAGEMENT SERVICES, INC.,	:	AND REVOKING
CAPITAL MINERAL INVESTORS, INC.,	:	REGISTRATIONS
CARDIOVASCULAR BIOTHERAPEUTICS,	:	BY DEFAULT AS TO
INC., and	:	FOUR RESPONDENTS
1st CENTENNIAL BANCORP	:	

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        The Securities and Exchange Commission issued its Order Instituting Proceedings (OIP) on April 12, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934. Respondents were served with the OIP by April 13, 2012.[1]

        On April 30, 2012, Respondents were ordered to show cause – by May 14, 2012 – why the registration of their securities should not be revoked by default. To date, Respondents have not filed an Answer, due within ten days after service, or otherwise shown cause why they should not be defaulted. See OIP at 3; 17 C.F.R. § 201.220(b). Accordingly, Respondents are in default and, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f).

        AP Henderson Group (APHG[2]) (CIK No. 1096653) is a revoked Nevada corporation located in Las Vegas, Nevada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). APHG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $8,038,612 for the prior nine months. As of April 5, 2012, the common stock of APHG was quoted on OTC Link (formerly "Pink Sheets") operated by OTC

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[1] The proceeding has ended as to Respondent CardioVascular BioTherapeutics, Inc. See AP Henderson Group, Exchange Act Release No. 66897 (May 2, 2012).

[2] The short form of each issuer's name is also its stock symbol.

Markets Group Inc. ("OTC Link"), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BPO Management Services, Inc. (HAXS) (CIK No. 768892), is a Pennsylvania corporation located in Anaheim, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HAXS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $10,730,010 for the prior nine months. As of April 5, 2012, the common stock of HAXS was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Capital Mineral Investors, Inc. (CMIV) (CIK No. 1221678), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CMIV is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $194,306 for the prior nine months. As of April 5, 2012, the common stock of CMIV was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

1st Centennial Bancorp (FCEN) (CIK No. 1097081) is a California corporation located in Redlands, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FCEN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $19,767,000 for the prior nine months. On March 25, 2009, FCEN filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was still pending as of April 5, 2012. As of April 5, 2012, the common stock of FCEN was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of AP Henderson Group, BPO Management Services, Inc., Capital Mineral Investors, Inc., and 1st Centennial Bancorp is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge